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                   (312) 853-2667       FOUNDED 1866

January 18, 2007

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Man-AHL 130, LLC
    Amendment No. 6 to Registration Statement on Form S-1
    Filed January 18, 2007
    File No. 333-126172

Dear Ladies and Gentlemen:

          Accompanying this letter for filing pursuant to the Securities Act of 1933, as amended, is a conformed copy of the Amendment No. 6 to the Registration Statement on Form S-1, with exhibits, relating to a proposed offering by Man-AHL 130, LLC of Units of Limited Liability Company Interests. Manually executed signature pages and consents have been executed prior to the time of this electronic filing and will be retained by Man-AHL 130, LLC for five years. Payment of the filing fee of $1,177 for the registration of the initial $10,000,000 was made by wire transfer on June 24, 2005. Payment of the filing fee of $9,630 for registration of an additional $90,000,000 was made by wire transfer on August 23, 2006.

          Please contact David R. Sawyier at (312) 853-7261 James B. Biery at
(312) 853-7557 or Nathan Ballard at (312) 853-2667 with any questions or comments.

Very Truly Yours,

Nathan E. Ballard

 Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships